Exhibit 99.1

Sangoma Technologies Corporation Enters into Definitive Agreement to be Acquired by BRC Group Holdings, Inc.

Transaction Creates an Industry Leader in Unified Business Communications

Toronto, Ontario and Los Angeles, California: September 28, 2026 – Sangoma Technologies Corporation (TSX: STC; NASDAQ: SANG) (“Sangoma”), a trusted industry leader uniquely offering businesses a choice of on-premises, cloud-based or hybrid communications solutions, and BRC Group Holdings, Inc. (NASDAQ: RILY) (“BRC”), a diversified holding company with a scaled business communications portfolio, announced today that the companies have entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which an affiliate of BRC will acquire all of the issued and outstanding common shares of Sangoma (the “Sangoma Shares”) in a transaction that values Sangoma at an enterprise value of approximately US$204 million (C$2891 million) (the “Transaction”).

Under the terms of the Arrangement Agreement, shareholders of Sangoma (the “Sangoma Shareholders”) will receive, in exchange for each Sangoma Share held, US$4.925 in cash (the “Cash Consideration”) and 0.04767 of a share of common stock of BRC (each a “BRC Share”) (the “Share Consideration” and, collectively with the Cash Consideration, the “Consideration”). Based on the 20-day VWAP of BRC common shares on the NASDAQ, the Consideration implies a value of US$5.225 (C$7.40) per Sangoma Share, representing a premium of approximately 47% based on the closing price, and a premium of approximately 51% based on the 10-day VWAP, of Sangoma Shares on the TSX as of September 28, 2026.

“This transaction represents a compelling outcome for Sangoma and our shareholders, delivering immediate liquidity and certainty of value at a premium price,” said Sangoma CEO, Charles Salameh. “Today’s milestone is a direct result of the incredible dedication and hard work of our entire team, who have built a market-leading unified business communications platform. Looking ahead, we are excited to partner with the BRC team to combine our operational strengths, expand our platform reach, and accelerate our next phase of growth”.

Sangoma’s platform efficiently unifies business communications, delivering enterprise-grade solutions that are central to seamless collaboration and customer engagement. Upon the closing of the Transaction, Sangoma will operate as part of BRC Telecom, a portfolio of communications businesses backed by BRC, that serve customers ranging from small businesses to the mid-market under their respective brands. This group has an established track record of driving operational excellence to create enduring value across its portfolio companies.

“Sangoma brings a comprehensive communications platform with the extensibility to serve and grow with our mid-market customers,” said BRC Telecom CEO, Ananth Veluppillai. “While our existing operations excel in both the SMB and enterprise markets, Sangoma’s AI-powered customer experience capabilities and contact center intelligence represent a step-change in what we can deliver. Together, these combined offerings provide us with one of the most complete business communications portfolios in our competitive set. We hold deep respect for what the Sangoma team has built and look forward to bringing this broader, enhanced platform to our customers.”

1 CAD / USD fx rate of 1.417.

Board Recommendation and Fairness Opinion

The Arrangement Agreement and the Transaction are the result of a comprehensive strategic review process undertaken under the supervision and with the involvement of a special committee comprised of independent directors of Sangoma (the “Special Committee”) and announced in May 2026. Sangoma’s board of directors (the “Board”), having evaluated the Arrangement Agreement with Sangoma’s management and its legal and financial advisors, and following receipt of the Special Committee’s recommendation, has unanimously (i) determined that the Transaction is in the best interests of Sangoma, and (ii) approved the Transaction. The Transaction has also been unanimously approved by the board of directors of BRC. The Board recommends that Sangoma Shareholders vote in favour of the Transaction.

Sangoma retained ATB Cormark Capital Markets (“ATB Cormark”) as its financial advisor in connection with its review and consideration of the Transaction. ATB Cormark has provided a fairness opinion to the Special Committee and the Board that, as at the date of this news release, subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Sangoma Shareholders pursuant to the Transaction is fair, from a financial point of view, to Sangoma Shareholders.

Officers and directors collectively holding approximately 27% of the issued and outstanding Sangoma Shares have entered into voting support agreements pursuant to which they have agreed to vote their Sangoma Shares in favour of the Transaction.

Strategic Rationale

The Special Committee, in making its unanimous determination to recommend that the Board approve the Transaction, and the Board, to approve the Transaction, considered, among other things, the following factors:

•	Attractive Consideration: The Consideration payable under the Transaction represents a premium of approximately 47% and 51% to Sangoma’s closing price and 10-day VWAP, respectively, on the TSX for the period ending on September 28, 2026;

Certainty of Value and Liquidity: The Consideration delivers immediate certainty of value through the US$4.925 cash component per Sangoma Share (resulting in an aggregate of US$170 million of cash being payable to Sangoma Shareholders). Additionally, the remaining US$0.302 per Sangoma Share is payable in freely tradable BRC Shares, providing shareholders with a marketable security alongside the cash consideration (resulting in an aggregate of US$10 million of BRC Shares being issuable to Sangoma Shareholders);

•	Sale Process: Sangoma, with the assistance of ATB Cormark and under the supervision of the Special Committee, conducted a comprehensive sale process which was announced in May 2026, which resulted in the Transaction. The Special Committee and the Board assessed the relative benefits and risks of various alternatives reasonably available to Sangoma, including the other transaction proposals received in the process and continued execution of Sangoma’s strategic plan as a public company;

2 Based on BRC’s 20-day VWAP on the NASDAQ as of September 28, 2026.

•	Receipt of Fairness Opinion: ATB Cormark has provided a verbal opinion to the Board and the Special Committee to the effect that, as of the date of such opinion and subject to the assumptions, limitations, and qualifications set forth therein, the Consideration to be received by Sangoma Shareholders is fair, from a financial point of view, to Sangoma Shareholders;

•	Voting Support Agreements: Officers and directors of Sangoma, collectively holding approximately 27% of the issued and outstanding Sangoma Shares, have entered into voting support agreements pursuant to which they have agreed to, among other things, vote their Sangoma Shares in favour of the Transaction;

•	Arrangement Agreement Terms: The terms of the Arrangement Agreement are the result of a comprehensive arm’s length negotiation process with the oversight and participation of the Special Committee and the Board and their legal and financial advisors, which resulted in an agreement with terms and conditions that are reasonable in the judgment of the Special Committee and the Board.

Transaction Detail

The Transaction will be completed by way of a plan of arrangement under the Business Corporations Act (Ontario), pursuant to which BRC will acquire each issued and outstanding Sangoma Share in exchange for the Consideration (the “Arrangement”). On completion of the Arrangement, the Sangoma Shareholders will collectively hold approximately 4% of the issued and outstanding pro forma BRC Shares.

The Arrangement Agreement includes customary non-solicitation provisions, which are subject to customary “fiduciary out” provisions that entitle Sangoma, subject to certain conditions, including the payment of a termination fee in the amount of US$5,397,000, to terminate the Arrangement Agreement and accept an unsolicited superior proposal if BRC does not elect to exercise its right to match such proposal.

The completion of the Transaction is subject to approval of (i) at least two-thirds of the votes cast at a special meeting of Sangoma Shareholders (the “Sangoma Meeting”) and (ii) a simple majority of the votes cast at the Sangoma Meeting, excluding votes from any Sangoma Shareholders required to be excluded under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, in each case by holders of Sangoma Shares present in person or by proxy at the Sangoma Meeting. The Transaction is also subject to applicable court and regulatory approvals and the satisfaction of certain closing conditions customary in transactions of this nature. The Transaction is not subject to any financing condition. Assuming the timely receipt of all required approvals, the Transaction is expected to close no later than early 2027.

Advisors

ATB Cormark is acting as the exclusive financial advisor and fairness opinion provider to Sangoma. Goodmans LLP is acting as Canadian legal counsel to Sangoma and Norton Rose Fulbright LLP is acting as US legal counsel to Sangoma. Blake, Cassels & Graydon LLP is acting as Canadian legal counsel and Choate, Hall & Stewart LLP, Klein Law Group PLLC and The NBD Group, Inc. are acting as US legal counsel to BRC in connection with the Transaction.

About Sangoma Technologies Corporation

Sangoma (TSX: STC; NASDAQ: SANG) is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. The enterprise-grade communications suite is developed in-house; available for cloud, hybrid, or on-premises setups. Additionally, Sangoma provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has over 2.7 million UC seats across a diversified base of over 100,000 customers. Sangoma has been recognized for nine years running in the Gartner UCaaS Magic Quadrant. As the primary developer and sponsor of the open source Asterisk and FreePBX projects, Sangoma is determined to drive innovation in communication technology continuously. For more information, visit www.sangoma.com.

About BRC Group Holdings, Inc.

BRC Group Holdings, Inc. (NASDAQ: RILY) is a diversified holding company with established operations across financial services, communications, and retail, as well as strategic investments in equity, debt, and venture capital. The company’s communications portfolio delivers a comprehensive suite of consumer and business solutions, encompassing traditional, mobile, and cloud-based communications, data, internet, security, and email. BRC strategically deploys capital within and beyond its core financial services platform to drive shareholder value through opportunistic investments. For more information, please visit www.brcgh.com.

Forward-Looking Statements

Certain statements contained in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation (collectively, “forward-looking statements”). Forward-looking statements may relate to the future outlook of Sangoma or BRC and anticipated events or results and may include statements regarding the financial position, business strategy, projected costs, financial results, plans and objectives of or involving Sangoma or BRC.

Particularly, statements regarding the Transaction, including the proposed timing and various steps contemplated in respect of the Arrangement, the ability to complete the Arrangement and the other transactions contemplated by the Arrangement Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Arrangement, the receipt of the required shareholder approval, regulatory approval, court approval and other closing conditions, the possibility of any termination of the Arrangement Agreement in accordance with its terms, the expected benefits to the parties and their respective shareholders and other stakeholders of the Arrangement, expectations regarding operational synergies, expanded platform reach, technology integration and enhanced product capabilities, growth opportunities and competitive positioning of the combined business, the anticipated pro forma ownership of Sangoma Shareholders in the combined entity, the expected timing for the completion of the Arrangement, the anticipated sources of funds for financing the Arrangement, the treatment of Sangoma’s incentive securities, post-closing employment matters, and statements regarding the plans, objectives and intentions of Sangoma and BRC, are forward-looking statements.

In some cases, forward-looking statements can be identified by the use of words such as “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “seek”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, or the negative thereof or other similar expressions concerning matters that are not historical facts. These statements are not historical facts but instead represent management’s expectations, estimates and projections regarding future events and circumstances.

These forward-looking statements are based on certain factors and assumptions about future events and financial trends that, while considered reasonable by Sangoma and BRC as of the date of this news release, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies. These risks and uncertainties include, but are not limited to, risks and uncertainties relating to: the failure of the parties to obtain necessary shareholder, regulatory and court approvals or to otherwise satisfy the conditions to the completion of the Arrangement; the failure to realize the anticipated benefits of the Arrangement; the potential impact of the announcement or consummation of the Arrangement on Sangoma or BRC’s commercial relationships, including those with employees, suppliers, customers and competitors; general economic conditions; changes in the regulatory environment; fluctuations in interest rates and currency exchange rates; volatility in the equity and debt markets; actions of competitors; the ability to successfully integrate the businesses of Sangoma and BRC; and other risks and uncertainties detailed from time to time in Sangoma’s publicly filed disclosure documents, including those filed under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and in BRC’s periodic reports filed with the U.S. Securities and Exchange Commission.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Actual results may differ materially from those expressed or implied by the forward-looking statements contained in this news release. Except as required by applicable law, neither Sangoma nor BRC undertakes any obligation to update publicly or to revise any of the forward-looking statements contained or incorporated by reference herein, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Contacts:

For BRC Group Holdings, Inc.:

Investors

Mike Frank

ir@brcgh.com

Media

Jo Anne McCusker

press@brcgh.com

For Sangoma Technologies Corporation:

Samantha Reburn

Chief Legal & Administrative Officer

investorrelations@sangoma.com